Exhibit 99.1

NORTHCORE HELPS DISCOUNTTHIS.COM REDEFINE SOCIAL DISCOUNTING

(TSX: NTI; OTCBB: NTLNF)

TORONTO, Feb. 24 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, is pleased to announce it has completed a License Agreement for the use of its Asset Seller sales platform and Dutch Auction Patent with Discount This Holdings Inc.  Under the terms of the agreement, Northcore will provide application delivery and hosting services for DiscountThis.com and will also receive a revenue share of the transaction fees.

Discount This Holdings Inc. will directly announce the launch details of North America's newest online group discounting platform, DiscountThis.com in the near future.

"Northcore's technology platform, including their Dutch Auction patent, allows DiscountThis.com to create a novel group discount destination utilizing the best elements of an eBay and Groupon styled business model," commented Michael Smith, CEO of Discount This Holdings Inc.  "Our ability to deliver a unique offering in an increasingly crowded and profitable vertical is a cornerstone in our launch strategy.  Relevant deals are another key success factor, and we have initiated a comprehensive research program to confirm the types of deals our target demographic segments desire."

"We are pleased that our commerce framework, including the patented Dutch Auction process, will serve as the key differentiator driver for DiscountThis.com. This exciting and effective market clearance mechanism is a logical progression in the group buying arena.  We believe that initiatives like this will help make 2011 a milestone year for Northcore, its partners and its shareholders," said Duncan Copeland CEO of Northcore.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government. Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets. Additional information about Northcore can be obtained at www.northcore.com.

About Discount This Holdings Inc.

Discount This has developed a patently unique Group Buying Platform that comprises a gaming element with cascading price levels and value added options, incentives and loyalty programs. DiscountThis.com lets you prove there really is power in numbers and leverages social media for deeper discounting. The handpicked deals, from outdoor to upscale, will be sourced from both local and national brands to expose consumers to the people, places and flavors that define a specific locale.

Our mission is to satisfy the needs and wants of discount demanding consumers looking for quality, value and relevance.  We research and search for the right deals in specific areas for our targeted and segmented demographic.  Exclusive discounts will change daily and compel people to keep coming back.  We believe the deal is only half the equation, the other half being consumer acceptance and satisfaction.

Additional information about DiscountThis.com can be obtained at www.DiscountThis.com and msmith@DiscountThis.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations.  These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:

Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 16:30e 24-FEB-11